Via Facsimile and U.S. Mail
Mail Stop 6010

November 18, 2008

Mr. James E. Cartoni
Vice President, Legal
Halozyme Therapeutics, Inc.
11388 Sorrento Valley Road
San Diego, CA 92121

Re: Halozyme Therapeutics, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 14, 2008
File No. 001-32335

Dear Mr. Cartoni:

        We have completed our review of your annual report on Form 10-K and have no
further comments at this time.

                                          Sincerely,

                                          Jeffrey P. Riedler
                                          Assistant Director